Exhibit 99.1

Translation of December 1, 2015 Press Release by HangZhou Liaison Interactive Technology Co., Ltd

Explanatory Note: The following press release was published by HangZhou Liaison Interactive Technology Co., Ltd on December 2, 2015 in China. Dehaier Medical Systems Limited did not participate in the drafting of this press release and instead provides the below translation merely as a convenience to its shareholders. As a result, nothing in this press release should be interpreted as a statement by Dehaier Medical Systems Limited, its Board of Directors or management. All references in the below press release to the “Company” or “Board of Directors” refer to HangZhou Liaison Interactive Technology Co., Ltd and its Board.

Stock Code: 002280	Stock Name: LianLuoHuDong
Announcement Number: 2015-145

HangZhou Liaison Interactive

Information Technology Co., Ltd

Indicative Announcement on the Proposal of Purchasing
Newly Issued Common Shares of Dehaier Medical Systems Limited

The company and all the members of the Board of Directors ensurne that the announcement is true, accurate and complete, without any false information, misleading statement or material omission.

Special note:

The non-binding offer to purchase the newly issued common shares of Dehaier Medical Systems Limited could be subject to the risk that the Board of Directors may question and reject the initial offer and relevant transaction terms. Since the preliminary offer proposed by the company is legally non-binding, it is uncertain as to whether or not the offer to purchase the newly issued common shares will be successful. All investors should exercise caution in relation to the investment.

1. Overview of the Non-binding Offer

1.1 Basic Information

HangZhou Liaison Interactive Information Technology Co. Ltd. (“Liaison Interactive” or the “company”) approved the Proposal on the Offer to Purchase Newly Issued Common Shares of Dehaier Medical Systems Limited on the thirteenth session of the fourth board of directors. The Board of Directors agreed and authorized the company to acquire 10, 000,000 newly issued common shares of Dehaier Medical Systems Limited (NASDAQ:DHRM) at a price of US$2.00 per share in an all-cash transaction.

1.2 Approval Procedure on the Investment

The proposed investment has been approved on the thirteenth session of the fourth board of directors by seven affirmative votes without any objection or abstaining. In accordance with the company’s Articles of Association, the investment does not require the approval of the general meeting of the shareholders.

1.3 This investment does not constitute a related-party transaction, and does not constitute a major asset restructuring in accordance with The Administrative Measures Regarding Material Assets Reorganization of Listed Companies.

2. Basic Information of Dehaier

2.1 Overview

Company Name: Dehaier Medical Systems Limited

Residence: Room 501, No. 83 Fuxing Road Haidian District, Beijing.

Date of Establishment: July 22, 2003

Company Type: British Virgin Islands incorporated international business company

Dehaier Medical Systems Limited, a BVI registered company listed on NASDAQ, is the controlling shareholder of Beijing Dehaier Medical Technology Co. Ltd.

2.2 Major Business of Dehaier

Beijing Dehaier Medical Technology Co. Ltd is the major domestic operational entity of Dehaier Medical Systems Limited.

Founded in 2003, Dehaier is committed to becoming the solution provider of medical smart wearable devices and professional services and is headquartered in Beijing. Dehaier has transitioned from a traditional medical equipment supplier to a high-tech enterprise in the field of mobile medical and smart wearable devices. The main business of Dehaier is providing overall solutions including accurate screening, efficient treatment and treatment evaluation for obstructive sleep apnea syndrome (“OSAS”) patients. With the cutting-edge photoplethysomography analysis technology and state-of-the-art sleep diagnosis device, Dehaier made the first application of cloud technology in sleep medicine by managing to upload patients’ records, patient information management, and analysis to the cloud. They will build a management platform for chronic diseases and expand to the field of smart medicine basing on cloud platform.

2.3 Key Financial Data of Dehaier

Dehaier’s recent key financial data: unit: 10,000 US dollars

Item	December 31, 2014 (Audited)
Total Assets	4,694.53
Total Liability	423.13
Total Equity	4,271.40
Item	Fiscal 2014 (Audited)
Revenue	1,198.94
Income before provision for income tax and non-controlling interest	60.9
Net Income	65.90

3. Purchase Price, Scale and Main Terms

3.1 The company proposes to subscribe an aggregate of 10,000,000 common shares to be issued by Dehaier at the price of 2.00 US dollars per share.

3.2 The company believes the investment in Dehaier can open up and further expand Dehaier’s presence in the smart hardware space within the medical field. By leveraging the company’s extensive customer base in the Chinese mobile internet market, the investment will also enlarge Dehaier’s market share in China

3.3 The company will spare no effort to close the deal, including funding the investment with sufficient cash. Signing of the definite agreement is subject to the Company’s due diligence investigation of Dehaier. We will complete due diligence of Dehaier as soon as possible to facilitate closing of the transaction.

4. Authorizations

The company held the 13th thirteenth session of the 4th Board of Directors on December 1, 2015, during which the Proposal on the Offer to Purchase Newly Issued Common Shares of Dehaier Medical Systems Limited was approved. The Board of Directors agreed and authorized the company to transact all businesses relating to its offer to purchase Dehaier’s newly issued common shares.

5. Risks

The non-binding offer to purchase the newly issued common shares of Dehaier Medical Systems Limited could be subject to the risk that the Board of Directors may question and reject the initial offer and relevant transaction terms. Since the preliminary offer proposed by the company is legally non-binding, it is uncertain as to whether or not the offer to purchase the newly issued common shares will be successful.

Once finalized, the Board of Directors of the company will promptly disclose any progress on the offer to purchase relevant common shares. The investors should exercise caution in relation to the investment.

6. Documents for reference

6.1 Resolution of the 13th Session of the 4th Board of Directors.

Board of Directors of HangZhou Liaison Interactive Information Technology Co., Ltd

December 1, 2015